Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

January 18, 2024

Filed via EDGAR
Ms. Yoon Y. Cho
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”)
(File Nos. 811-23504; 333-235734)

Dear Ms. Cho:

On behalf of the Trust, below are the Trust’s responses to the comments you provided telephonically with regard to Post-Effective Amendment Nos. 21 and 22 to the Trust’s registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2023 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”).

Post-Effective Amendment No. 21 (the “Buffer10 Amendment”) was filed in order to register the following new series of the Trust: AllianzIM U.S. Large Cap 6 Month Buffer10 Feb/Aug ETF, AllianzIM U.S. Large Cap 6 Month Buffer10 Mar/Sep ETF, AllianzIM U.S. Large Cap 6 Month Buffer10 May/Nov ETF, and AllianzIM U.S. Large Cap 6 Month Buffer10 Jun/Dec ETF (collectively, the “Buffer10 ETFs”).

Post-Effective Amendment No. 22 (the “Floor5 Amendment,” and together with the Buffer10 Amendment, the “Amendments”) was filed in order to register the following new series of the Trust: AllianzIM U.S. Large Cap 6 Month Floor5 Jan/Jul ETF (to be renamed AllianzIM U.S. Equity 6 Month Floor5 Jan/Jul ETF) and AllianzIM U.S. Large Cap 6 Month Floor5 Apr/Oct ETF (to be renamed AllianzIM U.S. Equity 6 Month Floor5 Apr/Oct ETF) (together, the “Floor5 ETFs” and collectively with the Buffer10 ETFs, the “Funds”).

Below we have provided your comments and the Trust’s responses.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendments.  The comments apply to both Amendments unless otherwise specified.

1.	Comment: On the cover page, please focus investors on the most salient attributes of the Funds. Please consider whether the cover page could be streamlined by removing duplicative and/or

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Newark, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

AIM ETF Products Trust
January 18, 2024

less material disclosure. The staff notes that streamlining the cover page disclosure would better conform the Trust’s cover page to current industry practice.

Response: The Trust has revised the cover page disclosure accordingly.

2.
Comment: Beginning with the third full bullet point on the second cover page (“Fund shareholders are subject to…”), we note that almost all of the disclosure from this point forward is in bold text, which negates the intended effect of bolding. Please consider bolding only the most material information.

Response: The Trust confirms that it has addressed this comment as part of the changes made in response to Comment 1.

3.
Comment: The fourth full bullet point on the second cover page beginning with “The Cap is set at or near…” includes in the fourth sentence of such section the cap for the current outcome period. The bullet point immediately following describes the buffer or floor, as applicable. Please consider moving the disclosure on the cap and buffer or floor, as applicable, to a more prominent location.

Response: The Trust confirms that it has addressed this comment as part of the changes made in response to Comment 1.

4.
Comment: In the fifth full bullet point on the second cover page beginning with “The Fund seeks to provide shareholders that hold shares…”, please disclose the Fund’s buffer or floor, as applicable, after deduction of the Fund’s annualized management fee. See parallel disclosure regarding the cap in the preceding bullet point.

Response: The Trust confirms that it has addressed this comment as part of the changes made in response to Comment 1.

5.
Comment: In the third to last bullet point of the cover page disclosure that describes the Fund’s website, please provide a direct link to the landing page where a Fund’s specific information may be found, or a landing page where links directly to this information are prominently displayed.

Response: The Trust has made the requested change.

6.
Comment: Further to Comment 5, to draw attention to information on the consequences of purchasing Shares after the beginning of an outcome period, please consider setting this and related disclosure off from bullet points.

Response: The Trust confirms that it has addressed this comment as part of the changes made in response to Comment 1.

7.
Comment: Further to Comment 5, the bullet point includes the following language: “…as well as information relating to the potential outcomes of an investment in the Fund on a daily basis.” Please revise “outcomes” to “Outcome,” as there would only be one outcome per day. Please also add “if held through the end of the Outcome Period” after “an investment in the Fund.”

AIM ETF Products Trust
January 18, 2024

Response: In response to this comment, the Trust has revised the relevant language as follows: “…as well as information relating to the potential ~~outcomes of~~ return scenarios as a result of an investment in the Fund on a daily basis.” The Trust respectfully declines to add the language “if held through the end of the Outcome Period” as the information provided on the website is also relevant for current shareholders who are considering selling their shares prior to the end of the Outcome Period (i.e., the information is intended not only for prospective investors seeking to purchase and hold, but also for current investors seeking to sell).

8.
Comment: In the Principal Investment Strategies section, similar to Comment 3 above, please consider moving the disclosure on the specific cap and buffer or floor, as applicable, to the beginning of this section.

Response: The Trust has reordered this section accordingly.

9.
Comment: (Buffer10 Amendment) In the first sentence of the first paragraph of the Principal Investment Strategies section, please revise the language to clarify that the buffered strategy seeks to provide “a downside buffer against the first 10% of Underlying ETF losses.”

Response: The Trust has revised the disclosure accordingly.

10.
Comment: The last sentence of the second paragraph of the Principal Investment Strategies section describes options contracts. Since the Funds will buy and sell FLEX Options, please add a brief description of a seller’s rights and obligations in writing FLEX Options.

Response: The Trust has revised the disclosure accordingly.

11.
Comment: The fourth sentence of the fifth paragraph of the Principal Investment Strategies describes the Fund’s cap, before and after taking into account the Fund’s annualized management fee. Please add a parallel statement about the buffer or floor, as applicable, before and after Fund fees and expenses.

Response: The Trust has revised the disclosure accordingly.

12.
Comment: With respect to the line graph included in the Principal Investment Strategies section, please disclose what the dotted and solid lines are trying to illustrate; for example, that the dotted line represents the Underlying ETF performance, and the solid line represents the  amount of the cap and buffer or floor, as applicable, that the Fund provides relative to the Underlying ETF’s performance.

Response: The Trust has revised the disclosure accordingly.

13.	Comment: The fourth to last paragraph in the Principal Investment Strategies section includes the following language at the end of such paragraph:

To achieve the target outcomes sought by the Fund for an Outcome Period, an investor must hold Shares for that entire Outcome Period. This means investors should hold or purchase the Shares prior to the beginning of the Outcome Period to achieve the intended results.

“Prior to” suggests any time before the beginning of the outcome period.   If an investor held

AIM ETF Products Trust
January 18, 2024

or purchased shares prior to the beginning of the outcome period and held them at the start of the outcome period through the end of the outcome period, that investor would only realize the target outcomes if they purchased the shares at a market price equal to the Outcome NAV. Please revise this language throughout the Amendments to reflect that in order to achieve the intended outcome, an investor must purchase Shares at the beginning of the outcome period and hold them until the end of the outcome period, or supplementally explain why it would not be appropriate to do so.

Response: The Trust has revised the disclosure to reflect that “investors should ~~hold or~~ purchase the Shares immediately prior to the beginning of the Outcome Period and hold the Shares until the end of the Outcome Period to achieve the intended results.”

14.
Comment: The third to last paragraph of the Principal Investment Strategies section discloses the following: “An investor purchasing Shares on the secondary market on the first day of the Outcome Period may pay a price that is different from the Fund’s Outcome NAV.” Does the Fund expect there to be a material difference between the Outcome NAV (calculated at the close of business on the business day prior to the first day of the Outcome Period) and the market price of Shares on the first day of the Outcome Period, or between the Fund’s NAV at the close of business on the business day prior to the last day of the Outcome Period and the market price of Shares on the last day of the Outcome Period?  If so, please add a short explanation of the reasons, with a more fulsome explanation in the statutory prospectus.  If not, please consider whether this disclosure should be revised in light of the materiality of this risk.

Response: The Trust notes that markets generally, and the price at which Shares trade on the secondary market, cannot be predicted or anticipated, as described to investors in Market Risk and Premium/Discount Risk. The Trust believes that the language noted above accurately conveys the risk that an investor may not experience the exact Outcomes that the Fund seeks to provide to the extent the price at which the investor transacts in Shares on the secondary market differs from the Outcome NAV, on which the “outcomes” are based. The Trust believes the “Outcome Period Risk” in the prospectus addresses this general concept and has further clarified the last sentence of such risk as follows: “In addition, an investor cannot expect to purchase Shares precisely at the beginning of the Outcome Period or precisely at the price of the Outcome NAV, or sell Shares precisely at the end of the Outcome Period or precisely at the price of the last calculated NAV of the Outcome Period, and thereby experience precisely the investment returns sought by the Fund for the Outcome Period.”

15.
Comment: In the second to last paragraph of the Principal Investment Strategies section, please consider stating explicitly that the Fund will not terminate at the end of the Outcome Period. Also consider stating, if accurate, that the buffer or floor, as applicable, is not expected to or will not change over outcome periods.

Response: The Trust notes that the last sentence of this paragraph provides as follows: “The Fund will be indefinitely offered with a new Outcome Period beginning at the end of each Outcome Period; the Fund is not intended to terminate after the current or any subsequent Outcome Period.” We believe this sufficiently conveys to investors that the Fund will not terminate at the end of the Outcome Period and accordingly do not believe further revisions are needed. With respect to the buffer or floor, as applicable, the Trust has revised the disclosure accordingly.

16.
Comment: Please add in proximity to the last paragraph of the Principal Investment Strategies section (discussing the Fund’s website) disclosure that an investor that purchases Shares after the Outcome Period has begun or sells Shares prior to the end of the Outcome Period may

AIM ETF Products Trust
January 18, 2024

experience results that are very different from the target outcomes sought by the Fund for that Outcome Period.

Response: The Trust has revised the disclosure accordingly.

17.
Comment: Please add disclosure to the discussion of the Fund’s website indicating that before purchasing Shares, an investor should visit the website to review this information and understand the possible outcomes of an investment in Shares on a particular day and held through the end of the Outcome Period. Please also consider bolding the website discussion.

Response: The Trust has revised the disclosure accordingly.

18.
Comment: Please add a subsection to the Principal Investment Strategies discussion to disclose how the Fund will alert existing shareholders to the new cap at the beginning of each subsequent outcome period. Please also disclose that this information will be available at a specific Fund website.

Response: The Trust has revised the disclosure accordingly.

19.
Comment: (Buffer10 Amendment) In Buffered Loss Risk and Capped Upside Return Risk, please also disclose the risks associated with selling Shares during the Outcome Period, or supplementally explain to the staff why this disclosure is not necessary.

Response: The Trust has revised the disclosure accordingly.

20.
Comment: In Correlation Risk, please add, if accurate, disclosure that the value of the Fund’s FLEX Options is not anticipated to increase or decrease at the same rate as, or could even move in a different direction from, the Underlying ETF’s share price.”

Response: The Trust notes that the language immediately following the language quoted above indicates that it is possible [the value of the Fund’s FLEX Options] may move in different directions. However, the Trust has reorganized the sentence consistent with the staff’s suggestion.

21.
Comment: The staff notes that existing funds in the Trust utilizing a similar strategy as the Buffer10 ETFs use the S&P 500® Price Index as their broad-based securities market index.  This index “tracks the price of its component securities and excludes dividends.” Funds must show a total return index (that includes reinvestment of dividends) as its primary benchmark. See Instruction 5 to Item 27(b)(7) of Form N-1A. A fund can show a price return index as a secondary index as long as the disclosure is clear that this index excludes dividends and its returns are lower than a total return index. For all funds of this series, please add a line item showing the performance of the S&P 500® Index on a total return basis before the performance information for the S&P 500® Price Index.

Response: The Trust will review its broad-based securities market indexes in subsequent filings.

22.
Comment: Under “Additional Information About the Fund’s Principal Investment Strategies — Use of FLEX Options,” the first sentence states that the Adviser has constructed a portfolio “principally composed” of FLEX Options. Please reconcile this statement with other statements in the prospectus indicating that the Fund expects to invest substantially all of its assets in FLEX Options.

AIM ETF Products Trust
January 18, 2024

Response: The Trust has revised the disclosure as requested.

23.
Comment: The staff notes that the Secondary Listings Risk and Cyber Security Risk included in “Additional Risks of Investing in the Fund — Principal Risks” are not among the principal risks in the summary prospectus. Please add these risks to the summary prospectus or move to the “Additional Risks of Investing in the Fund — Additional Risks” section.

Response: The Trust has moved the noted risks to the Additional Risks section.

24.
Comment: In the Management Fee section, please indicate whether the discussion regarding the basis for the Board’s approval of the Advisory Agreement will be available in the annual or semi-annual report, and the period covered by such report. See Item 10(a)(1)(iii) of Form N-1A.

Response: The Trust has clarified the discussion accordingly

25.
Comment: The second paragraph under Frequent Purchases and Redemptions of Shares provides that “[The] Fund reserves the right to not accept orders from Authorized Participants that the Adviser has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund.” Please remove this statement or supplementally explain why this language is consistent with the discussion of acceptance of orders of Creation Units in the Statement of Additional Information.

Response: The Trust has removed this statement.

26.	Comment: With respect to exhibits, please supplementally confirm that a new legal opinion relating to the series registered hereby will be filed.

Response: The Trust confirms that a new legal opinion will be filed relating to the Funds.

27.
Comment: The staff notes that the exhibit list includes the consent of an independent registered public accounting firm. Please remove this exhibit or supplementally explain why this consent is necessary.

Response: The above referenced item in the exhibit list is the consent of independent registered public accounting firm related to the Trust’s most recent annual registration statement update for its operational series.  As the Part C (including exhibits) relates to all series of the Trust, not just the Funds, the exhibit continues to be properly incorporated by reference.

28.
Comment: On the signature page, please indicate among the signers who is the principal executive officer, principal financial officer and principal accounting officer or comptroller. See Section 6(a) of the Securities Act of 1933, as amended.

Response: The Trust has revised the signature page accordingly.

29.	Comment: (Floor5 Amendment) To the extent applicable, please apply all comments made to the Buffer10 Amendment to the Floor5 Amendment.

AIM ETF Products Trust
January 18, 2024

Response: The Trust confirms that all applicable comments have been incorporated.

30.
Comment: (Floor5 Amendment) The fourth to last bullet point on the cover page states that an investor may lose their entire investment, and includes examples of an investor purchasing shares (1) after the Fund has increased in value; and (2) after the Underlying ETF’s share price has decreased. These two examples do not appear to illustrate how an investor may lose their entire investment. Please revise this disclosure to clarify this point.

Response: The Trust has revised the disclosure accordingly.

31.
Comment: (Floor 5 Amendment) In the same bullet point noted above, in the sentence, “Conversely, if the Outcome Period has begun and the Underlying ETF’s share price has decreased by more than 5%, an investor purchasing shares at that price may not benefit from subsequent increases in the Underlying ETF’s share price until the Floor is reached and exceeded again (i.e., the Underlying ETF’s share price has recovered to a loss of only 5% from the start of the Outcome Period),” please delete “at that price” as it is not an exact 1-to-1 correlation between the Underlying ETF’s share price and the Fund’s share price.

Response: The Trust has clarified this disclosure accordingly.

32.	Comment: (Floor5 Amendment) In Downside Risk, please add disclosure on the risk to a shareholder of purchasing or selling shares during the outcome period.

Response: The Trust believes that the risks to shareholders of purchasing or selling shares during the outcome period are adequately and appropriately addressed under Outcome Period Risk, and accordingly, does not believe further revisions are needed to the Downside Risk.

33.	Comment: (Floor5 Amendment) The third sentence of the fourth paragraph under “Additional Information About the Fund’s Principal Investment Strategies — Outcome Period” states as follows:

“While the Cap and Floor reference the performance of the Underlying ETF’s share price over the Outcome Period, the Fund expects its NAV to experience similar general price movement over the Outcome Period as the Underlying ETF’s share price, but not always.”

Please reconcile this and similar statements relating to the correlation between the Fund’s NAV and the Underlying ETF’s share price with other statements in the prospectus that the Fund’s NAV “may not change” or “is not expected to change” significantly when the Underlying ETF’s share price is below the Floor or above the Cap.”

Response: The Trust believes the sentence noted above is not inconsistent with the other statements in the prospectus. However, the Trust has clarified the sentence as follows: “While the Cap and Floor reference the performance of the Underlying ETF’s share price over the Outcome Period, the Fund expects its NAV to experience similar general price movement over the Outcome Period as the Underlying ETF’s share price, but not always, such as when the Underlying ETF’s share price is materially below the Floor or above the Cap.”

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

AIM ETF Products Trust
January 18, 2024

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc: James Nelson